120 Monument Circle

Indianapolis, IN 46204

May 11, 2011

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Form 10-K for the Year Ended December 31, 2010
File No. 001-16751

Dear Mr. Rodriguez:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated April 27, 2011 relating to the above-referenced filing by the Company.

We thank you for your review of our filing to ensure that we meet the needs of investors and we appreciate the opportunity to provide further clarity on the items raised in your comments. For your convenience, we have listed each comment from the Commission and our responses to these comments. Where applicable, at the end of your bulleted comments, we have referenced the appropriate section of our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

IX. Critical Accounting Policies and Estimates

Medical Claims Payable

1.	Comment: You disclose that the establishment of minimum medical loss ratios pursuant to the Patient Protection and Affordable Care Act could have a significant impact on your operations.

•	Please revise your disclosure to describe the methods you use to determine your expected medical loss ratios. (please refer to section “a” of our response)

•

Disclose the applicable minimum medical loss ratios established by the market regulators in each major market you operate and disclose your expectation as to what the coming year’s medical loss ratio will be. Discuss instances where you expect to exceed the minimum medical loss ratio standard. (please refer to sections “a” and “b” of our response)

•

Disclose the estimated impact of the rebate requirement on your existing book of business, on your financial reporting processes and on your future financial position, results of operations, and of cash flows. (please refer to section “b” of our response)

Mr. Gus Rodriguez	-2	May 11, 2011

Response: The Patient Protection and Affordable Care Act (“PPACA”) was signed into law on March 23, 2010. We discussed PPACA in our 2010 Form 10-K within the “Business” section to provide investors with an overview of its provisions, highlight some of the major components of the legislation and address, as a whole, the possibility that PPACA, in its entirety, may lead to significant changes for the health insurance industry and that it has the potential to impact our operations over the next several years. One component of this legislation is the requirement to meet specified medical loss ratios (“MLRs”), for certain components of our fully-insured business.

a.	As a health insurer, we have historically been required to meet certain state minimum MLRs, which range from 60% to 85%, with rebate calculations determined under specific rules established by each applicable state. Rebates under these state regulations have not historically been material to our financial position, results of operations or cash flows.

Federal regulations under PPACA now require a minimum 80% MLR for Individual and Small Group fully-insured businesses, and a minimum 85% MLR for Large Group fully-insured business. The provisions in PPACA stipulate that the specific components of the calculation to determine whether the actual medical loss ratios have met the minimum thresholds were to be provided by the United States Department of Health and Human Services (“HHS”). HHS issued applicable guidance in November 2010, although certain components of the calculation are still under review.

Our calculations of rebates under PPACA and certain state regulations for purposes of recognizing rebate accruals are in compliance with the current rules issued by HHS and the applicable states.

In light of the SEC’s comment, we have reviewed our prior disclosure and agree that users of our financial statements could benefit from more specific disclosure, which sets forth the minimum MLRs outlined in federal and state regulations. Accordingly, we propose to enhance our discussion of the regulatory environment in the “Business” section of our 2011 Form 10-K to specifically disclose the following minimum MLR requirements by line of business:

Line of Business	%
Large Group	85%
Small Group	80	% (1)
Individual	80	% (1)

(1)

Note that New York state regulations require us to meet more restrictive MLRs of 81% and 82% for Individual and Small Group, respectively. Further, the definitions of the lines of business may differ under the various state and federal regulations.

Mr. Gus Rodriguez	-3	May 11, 2011

We will also clarify in our future disclosure that these minimum MLRs are based on definitions of an MLR calculation provided by HHS or specific states, as applicable, and that such definitions differ from the medical loss ratio calculated using premiums and benefit expense as reported in accordance with U.S. generally accepted accounting principles (“GAAP”) in our financial statements. For additional information on this topic, please see our response to the SEC’s Comment No. 2.

b.	After carefully considering this comment, we believe that disclosure of information related to minimum MLRs in our Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, particularly under the section “Medical Claims Payable,” is not required and would not provide additional meaningful information to the user of the financial statements based on the following factors:

1.	Medical claims payable represent amounts determined for financial reporting purposes in conformity with GAAP and are estimated using actuarial methods common to health insurers. The actuarial methods used to estimate medical claims payable have not changed significantly for many years. Additionally, the requirement to meet certain MLRs will not impact our actuarial estimate of medical claims payable.

FR-60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, defines critical accounting policies as those most important to the financial statement presentation and that require the most difficult, subjective and complex judgments. Within our Critical Accounting Policies and Estimates, we have provided discussions on medical claims payable, income taxes, goodwill and other intangible assets, investments and retirement benefits. All of these are considered critical either due to the levels of subjectivity and judgment and because the effects of the estimate on our financial condition or results of operations could be material.

Mr. Gus Rodriguez	-4	May 11, 2011

The calculation of minimum MLRs does not change our methods of determining the GAAP basis estimate of medical claims payable, nor does the calculation of minimum MLRs increase the risks inherent in our estimates of medical claims payable. Also consider that minimum MLRs as prescribed by certain states (New York as an example) have been in effect for many years. We also believe that the new minimum MLRs set forth in PPACA do not result in any greater level of subjectivity or risk and therefore, we do not believe further disclosure will enhance the information in our Critical Accounting Policies and Estimates, particularly in “Medical Claims Payable,” available to the users of the financial statements.

2.	As we began to anticipate the final regulations issued by HHS, we have made certain strategic decisions regarding pricing, marketing and general and administrative expense reductions that we believe will result in rebate accruals that will not be material to our financial position or results of operations as of and for the year ended December 31, 2011. Specifically, our product pricing takes into consideration the overall pricing levels in each market, expected medical cost trends and the applicable minimum MLR regulations that are required to be achieved under the federal and state regulations. As additional regulations that impact the minimum MLR calculation definitions are finalized by HHS, we continuously adjust our pricing strategies to reflect the need to achieve the minimum MLR thresholds. We also believe it is important to consider that several states across the country have petitioned HHS to opt out of the initial minimum MLR requirements as they believe that achieving the minimum MLR thresholds would disrupt the overall insurance market within those states. HHS has granted a waiver in one of our primary states and the other waiver requests are pending. Furthermore, several other states are still considering a request for a waiver. Any decisions by HHS regarding the requested waivers may further influence our overall rebate accrual (i.e., cause the rebate to be even less material). If our rebate accrual does become material to our financial position, results of operations or cash flows, we will appropriately disclose that information to the users of the financial statements.

3.	We currently manage and report on our operations using three reportable segments: Commercial, Consumer and Other. Our Small Group and Large Group businesses reside in our Commercial segment,

Mr. Gus Rodriguez	-5	May 11, 2011

while our Individual line of business resides in our Consumer segment. Rebates under the PPACA provisions are required to be determined at a more granular level (i.e., at a product and legal entity level). We believe discussion of expected MLRs at the product or legal entity level will provide competitively sensitive information to our competitors and as such would not be appropriate to disclose in the financial statements. Also, because we analyze our financial position, results of operations and cash flows at the Consumer, Commercial and Other segment level, providing information at the more granular level of product by legal entity would be inconsistent with how we manage and evaluate the performance of our business.

2.	Comment: Beginning January 1, 2010, you began classifying certain claims-related costs, which were historically classified as administrative expenses, as benefit expense to better reflect costs incurred for your members and reclassified prior year amounts to conform to the new presentation. Please disclose the amounts of the reclassification and quantify the effect on your expected medical loss ratio calculation for 2011.

Response: Our reclassification of certain claims-related costs from administrative expense to benefit expense in 2010 was primarily in response to the changes that have occurred in the health insurance industry in recent years. While GAAP requires claim costs to be recognized on the income statement, it does not specifically define such costs. Given the evolution of medical management over the last several years and legislation to regulate medical loss ratios, we believed it appropriate to classify certain claims-related and medical management expenses as benefit expense to better reflect the benefits we deliver to our members, and to align our classification, to the extent possible, with the developing definitions under PPACA and certain states’ regulations.

Amounts reclassified for the years ended December 31, 2009 through 2006 and the corresponding changes to our benefit expense and selling, general and administrative ratios are as follows:

Year	Amount (in millions)	Impact on Net Income	Impact to Benefit Expense Ratio	Impact to SG&A Expense Ratio
2009	$548.6	$—	1.0%	(0.9)%
2008	$523.3	$—	0.9%	(0.8)%
2007	$454.1	$—	0.8%	(0.8)%
2006	$367.2	$—	0.7%	(0.7)%

Given the immaterial impact these reclassifications had on the actual amounts of reported benefit expense and selling, general and administrative expense, as well

Mr. Gus Rodriguez	-6	May 11, 2011

as our operating ratios, and the fact that key measures of profitability such as operating income, pre-tax income and net income are not affected, we believe the specific disclosure of the impact on the absolute amount of benefit expense and selling, general and administrative expense as well as the benefit expense and SG&A ratios in the notes to financial statements is unnecessary. However, the 2009 and 2008 amounts were posted on WellPoint’s website in early 2010 to help investors understand the impact to both our benefit expense and our selling, general and administrative expense ratios.

The impact of these reclassifications to our 2011 GAAP basis benefit expense ratio would be no more material than those set forth in the table above. In addition, as the 2011 calculations of MLRs under PPACA or state regulations are based on specific definitions of the components of the calculation provided by HHS and the respective states, our GAAP basis reclassifications do not have any impact on rebates ultimately payable, if any.

We also refer you to Note 2 of our Notes to Consolidated Financial Statements in our Form 10-Q for the quarter ended March 31, 2011. During 2011 we again refined our benefit expense definition to further align, to the extent possible, our GAAP presentation with the HHS definition. However, they will not be exactly the same calculation as the HHS requirement includes items in the MLR calculation that are not appropriate for a GAAP presentation. An excerpt from Note 2 is as follows:

In 2010, the U.S. Federal government enacted legislation requiring that certain lines of business meet specified minimum medical loss ratios. For this purpose, the Department of Health and Human Services, or HHS, issued guidance specifying the types of costs that should be included in benefit expense for purposes of calculating medical loss ratios. This definition varied from our prior classification under GAAP. Where appropriate, we have adopted this revised classification effective January 1, 2011 to further align our GAAP basis classification to that used in the calculation for determining medical loss ratios under the HHS guidance. Prior period amounts have not been reclassified due to immateriality.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

5. Investments, page 112

3.	Comment: You have investments of $4.6 billion in fixed maturity securities invested in tax exempt bonds of states, municipalities and political subdivisions that comprise 19% of equity. Please tell us about the following as of December 31, 2010:

•

The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties; (please refer to section “a” of our response)

Mr. Gus Rodriguez	-7	May 11, 2011

•

The amortized cost and fair value of general obligation and special revenue bonds rated investment grade by the credit rating agencies that are trading at credit spreads different than you would expect for the credit rating assigned; (please refer to sections “a” and “b” of our response)

•	The nature and primary revenue sources for your special revenue bonds (please refer to section “b” of our response); and,

•

Your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis and selection process. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed. (please refer to section “c” of our response)

Response: We provide you with the following information related to the investments referenced in the comment above:

a.	Please refer to the attached Exhibit A for a summary of our fixed maturity securities invested in tax exempt bonds of states, municipalities and political subdivisions. The summary includes the amortized cost and fair values of our general obligation and special revenue bonds categorized by state. It also includes the weighted average credit rating of the general obligation and special revenue bonds by state, both with and without a financial guarantee. The amortized cost and fair values of the investments shown in Exhibit A are all commensurate with the corresponding credit ratings assigned. Please note that all such securities are consensus rated as “investment grade” securities.

b.	We utilize third party investment managers to manage our various investment portfolios. To ensure an overall high-quality investment portfolio, we have developed formal investment guidelines (which include strategic asset allocations, targeted and maximum sector exposures, and credit quality exposures) and have communicated these guidelines to our investment managers. Based on these guidelines, our investment managers are authorized to invest in various types of fixed maturity investments, including states, municipalities and political subdivisions. We regularly review our investment portfolios and discuss any changes to our investment guidelines with our investment managers to ensure that they are in compliance with our guidelines.

Mr. Gus Rodriguez	-8	May 11, 2011

As noted above, our investments in these classes are generally very highly rated. As evidenced in the attached Exhibit A, the credit ratings of our investments in states, municipalities and political subdivisions are as follows:

Credit Rating	%
AAA	15%
AA	63%
A	21%
BBB	1%

Total	100%

As a result of the application of the guidelines by our investment managers and our procedures to review their compliance, which serves to ensure we maintain a high quality portfolio, we do not routinely obtain additional information from our investment managers regarding the specific municipality and political subdivision of each state’s bonds. For the same reason, we also do not routinely obtain information regarding the nature and primary revenue sources for our special revenue bonds.

c.	We do routinely review the credit ratings of investments in states, municipalities and political subdivisions to determine the underlying risk (primarily risk of default) of the potential investments. We also complete a quarterly review of leading indicators for other-than-temporary impairment (“OTTI”). The review of credit ratings (and changes therein) is an important component of this review for our fixed maturity investment securities and we refer you to Note 5, Investments, to our financial statements in our 2010 Form 10-K on pages 115-116 for a detailed discussion of our comprehensive investment impairment review procedures. In the event of the existence of leading OTTI indicators, we perform additional procedures, which include comparing the net present value of expected future cash flows with the amortized cost basis of the particular security.

We generally use credit ratings provided by Standard & Poor’s Financial Services LLC (“S&P”), Moody’s Investor Services, Inc. (“Moody’s”) and Fitch Ratings Ltd (“Fitch”) for our fixed maturity securities, including our general obligations and special revenue bonds. We consider investments to be “investment grade” if they are rated BBB or higher by those third party credit rating agencies (on a consensus basis). While we do not approach the review of credit ratings assigned by third party credit rating agencies in the manner you outline, we do perform certain review procedures to determine the reasonableness of those credit ratings. Where investments are rated by one or more of the three rating agencies, we use the consensus credit rating for analyzing investments. In addition to using a consensus rating, whenever possible, we compare the credit ratings and credit rating changes between the three rating agencies to identify unusual trends or outliers. During historical times of precipitous declines in the fair values of our fixed maturity

Mr. Gus Rodriguez	-9	May 11, 2011

investments in states, municipalities and political subdivisions, we have noticed instances where the credit ratings assigned by one or more rating agencies to a particular security did not correspond with the change in its fair value. In such instances, we discussed the particular security with our investment advisers and utilized the lowest credit rating for purposes of our impairment analysis. None of our fixed maturity investment in states, municipalities and political subdivisions at December 31, 2010, or during the year then ended, had actual credit ratings that were different than our expectations.

4.	Comment: For your investments in corporate bonds that are rated by third party credit rating agencies, please tell us whether you perform independent due diligence procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable. If so, please summarize for us the procedures that you perform. For corporate investments for which you performed these procedures and where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 were significantly different, provide us with the fair value and amortized cost of those investments and tell us how and why your credit assessment differed.

Response: Approximately 95% of our corporate fixed maturity security holdings at December 31, 2010 were rated by one or more of the third party credit rating agencies. As discussed in Comment No. 3 above, we refer you to Note 5, Investments, to our financial statements in our 2010 Form 10-K on pages 115-116 for a detailed discussion of our comprehensive investment impairment review procedures, which include comparing the net present value of expected future cash flows with the amortized cost basis of securities for which we believe it is possible that an OTTI may have been incurred. Our investment impairment review procedures also include evaluation of various qualitative information that may exist about the issuer that we consider, for example whether the issuer is in a distressed industry or geographic area, and/or whether the issuer experienced a recent downgrade in its credit rating.

While we do not approach the review of credit ratings assigned by the third party credit rating agencies noted in Comment No. 3 above in the manner you outline, we do perform certain review procedures to determine the reasonableness of those credit ratings. In addition to using a consensus rating, whenever possible, we compare the credit ratings and credit rating changes between the three rating agencies to identify unusual trends or outliers. During historical times of precipitous declines in the fair values of our corporate fixed maturity securities, we have noticed instances where the credit ratings assigned by one or more rating agency to a corporate fixed maturity security did not correspond with the change in its fair value. In such instances, we discussed the particular security with our

Mr. Gus Rodriguez	-10	May 11, 2011

investment advisors and utilized the lowest credit rating for purposes of our impairment analysis. No such instances occurred during the year ended December 31, 2010.

13. Debt

Long-term Debt, page 142

5.	Comment: You disclose that on August 12, 2010 you issued $700.0 million of 4.350% notes due 2020 and $300.0 million of 5.800% notes due 2040 and used the proceeds to repay the remaining outstanding balance of your variable rate senior term loan and for general corporate purposes. Revise your disclosures as follows:

•

Disclose any amounts recognized in the statement of operations as a result of the extinguishment of your senior term loan or clarify if gains or losses recognized were immaterial. (please refer to section “a” of our response)

•	Disclose your accounting for debt issuance costs. (please refer to section “b” of our response)

•	Clarify if the debt was issued at a discount, premium or par and disclose your accounting policy for the discount or premium if applicable. (please refer to section “c” of our response)

•	Disclose your accounting policy for the put and call features. Refer to ASC 815-15-25-40 through 25-42 as applicable in your response. (please refer to section “d” of our response)

•

Provide the disclosures requested above for the $400 million 6% notes due 2017 and $600 million 7% notes due 2019 issued on February 5, 2009 as applicable. (please refer to sections “a,” “b” and “c” of our response)

Response: We provide you with the following information related to the long-term debt issuances you reference above:

a.	The August 12, 2010 issuance of $700.0 million 4.350% notes due 2020 and $300.0 million of 5.800% notes due 2040 were partially used to repay the remaining $206.9 million balance of our variable rate senior term loan on September 30, 2010. As a result of the extinguishment of the senior term loan, $0.3 million of unamortized debt issuance costs were written off. The $0.3 million was recognized as interest expense in our statement of operations during the year ended December 31, 2010. We did not consider the amount to be material for disclosure in our Form 10-K.

b.	In accordance with ASC 835-30-35, we capitalize debt issuance costs and amortize them to interest expense over the life of the corresponding debt. We use a straight-line approach to amortize debt issuance costs as our analysis has shown that the resulting amortization expense is not materially different from the amortization expense that would result from using the interest method.

Mr. Gus Rodriguez	-11	May 11, 2011

Debt issuance costs for each of the long-term debt issues referenced in the SEC’s Comment No. 5 were as follows:

(In millions)
	Debt Issuance Costs
Long-term Debt Issuance	2010	2009	Total

4.350%, face amount of $700.0, due 2020	$5.8	$—	$5.8
5.800%, face amount of $300.0, due 2040	3.1	—	3.1
6.000%, face amount of $400.0, due 2014	—	3.0	3.0
7.000%, face amount of $600.0, due 2019	—	4.9	4.9

Total	$8.9	$7.9	$16.8

The amortization of these debt issuance costs during 2010 amounted to $1.4 million, or 0.33% of total interest expense. The total amortization of all our debt issuance costs during 2010 amounted to $6.7 million, or 1.61% of total interest expense. We did not consider any of our debt issuance costs, either individually or in the aggregate, to be material to our financial position or results of operations and therefore, did not disclose such amounts, or our policy for accounting for debt issuance costs, in our 2010 Form 10-K.

c.	Each of the long-term debt issues referenced in the SEC’s Comment No. 5 were issued at discounts, as summarized below:

(In millions)
	Debt Discount
Long-term Debt Issuance	2010	2009	Total

4.350%, face amount of $700.0, due 2020	$1.0	$—	$1.0
5.800%, face amount of $300.0, due 2040	3.3	—	3.3
6.000%, face amount of $400.0, due 2014	—	0.8	0.8
7.000%, face amount of $600.0, due 2019	—	1.0	1.0

Total	$4.3	$1.8	$6.1

In accordance with ASC 835-30-35, we calculate the debt discount as the difference between the present value of the debt and the face amount of the debt. The debt discount is accreted to interest expense over the life of the debt using the interest method. The accretion of these debt discounts during 2010 amounted to $0.3 million, or 0.06% of total interest expense. The total accretion/amortization of all our debt discounts/premiums during 2010 amounted to a net $2.1 million reduction to interest expense, or 0.49% of total interest expense. We did not consider any of our debt discounts/premiums, either individually or in the aggregate, to be material to our financial position or results of operations and therefore, did not disclose such amounts, or our policy for accounting for debt discounts, in our 2010 Form 10-K.

Mr. Gus Rodriguez	-12	May 11, 2011

d.	Our accounting policy for embedded derivatives, including put and call features, is disclosed in Note 2 of our Notes to Consolidated Financial Statements in our 2010 Form 10-K under the heading “Derivative Financial Instruments.” We disclose that derivatives embedded within non-derivative instruments are bifurcated from the host instrument when the embedded derivative is not clearly and closely related to the host instrument. The put and call features embedded within our debt are considered clearly and closely related to the debt host since they are only indexed to credit risk. Consequently, in accordance with ASC 815-15-25-40 through 25-42, the put and call features are not bifurcated from the debt host and separately accounted for as derivatives.

To the extent the requested additional disclosures related to any future issuances of long-term debt are considered material, we will revise our disclosures in future filings of our Form 10-Q and Form 10-K to include applicable information.

14. Commitments and Contingencies

Litigation, page 144

6.	Comment: Your note discusses several pending lawsuits where you state that the ultimate outcome cannot be presently determined. Please note that ASC 450-20-50 requires certain disclosures for all pending legal items including a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. For each matter discussed in your note, please disclose the estimate of information in “a)” or as required by “b)” that such an estimate cannot be made. If you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate as well as a discussion of what is being sought in those proceedings.

Response: We considered the provisions of ASC Subtopic 450-20, Contingencies – Loss Contingencies, in preparing the audited financial statements included in our 2010 Form 10-K, including the discussion of litigation matters referenced in the SEC’s Comment No. 6, and have reviewed the discussion of litigation matters in light of your comment. Please note that in deciding which particular matters to disclose specifically in our financial statements or in our periodic reports under the Securities Exchange Act of 1934, as amended, we consider a number of factors, including but not limited to the status of the matter, the nature of the claims and the amount of damages sought, the extent to which the matter involves individual plaintiffs or seeks to certify a class of plaintiffs, and the extent to which the matter has received significant publicity or attention in the media.

Mr. Gus Rodriguez	-13	May 11, 2011

In the disclosures referenced by the SEC in the comment, we have not included specific estimates of the additional loss or range of additional loss that is reasonably possible for a number of reasons, including the fact that given the nature of the proceedings and the stage of many of the proceedings we do not believe a reasonable estimate of the possible additional loss or range of additional loss can be made at this time. In a number of the cases referenced in our disclosure, plaintiffs have not specified damages or provided evidence of the amount of damages sought. In some cases, such as some of the cases relating to the 2001 AICI demutualization and the various out-of-network cases, plaintiffs are seeking to certify classes in the litigation and class certification either has been denied or is pending and we have filed oppositions to class certification or sought to decertify a prior class certification. In all of the cases, we are defending the matters vigorously and believe that we have substantial defenses. While we recognize that a range of loss does not have to rise to a level of certainty before disclosure of the range is required under ASC Subtopic 450-20, we do not believe that ASC Subtopic 450-20 requires us to speculate as to how pending cases may progress (such as the likelihood that class status will be certified, what the nature of the class would be, or whether various dispositive motions will be granted by the court) or to speculate as to the amount of damages that may be sought in cases where plaintiffs have not specified damages in their complaint or in court filings.

In light of the SEC’s comment, in future quarterly and annual filings commencing with the Form 10-Q for the quarter ending June 30, 2011, for the legal proceedings discussed in our reports we will approach these issues with the following guidance in mind:

•

To the extent a plaintiff or plaintiffs have specified in their complaint or in other court filings the amount of damages being sought, we will include a description of the amount of damages being sought in our disclosures.

•	To the extent applicable, we will provide additional information as to why it is not possible to provide a reasonable estimate of the possible losses or range of possible losses.

•

With respect to matters where there is a reasonable possibility of a loss or matters where there is a reasonable possibility of a loss in excess of amounts accrued, to the extent that a reasonable estimate of the possible losses or range of possible losses can be made for those matters and the losses or losses at the high end of the ranges for the matters would have a material adverse effect on our financial position, results of operations or cash flows, or would be material to an understanding of the financial statements, we will provide an estimate of the aggregate losses or range of losses.

*    *    *    *    *

Mr. Gus Rodriguez	-14	May 11, 2011

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317) 488-6684.

Very truly yours,

/s/ MARTIN L. MILLER
Martin L. Miller
Senior Vice President, Controller, Chief Accounting Officer and Chief Risk Officer

Copy to:	Angela F. Braly
Chair of the Board, President and Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

WellPoint, Inc.	Exhibit A

Fixed Maturity Investment Securities

General Obligation and Special Revenue Bonds

As of December 31, 2010

(In millions)				Average	Average
State	Investment Type	Amortized Cost	Fair Value	Credit Rating with Financial Guarantee	Credit Rating without Financial Guarantee

Alabama	General Obligation	$1.1	$1.1	AAA	AAA
	Special Revenue	60.7	62.6	AA	AA

Alaska	General Obligation	4.1	4.2	AA	AA
	Special Revenue	23.4	23.2	AA	AA

Arizona	General Obligation	11.8	12.2	AA	AA
	Special Revenue	90.5	92.7	AA	AA

Arkansas	General Obligation	—	—	N/A	N/A
	Special Revenue	6.5	6.5	AA	AA

California	General Obligation	104.9	94.9	A	A
	Special Revenue	302.5	288.4	A	A

Colorado	General Obligation	23.1	23.3	AAA	AAA
	Special Revenue	70.7	71.1	AA	AA

Connecticut	General Obligation	35.8	37.0	AA	AA
	Special Revenue	33.5	34.2	AA	AA

Delaware	General Obligation	0.1	0.1	AAA	AAA
	Special Revenue	22.7	23.6	AA	AA

District of Columbia	General Obligation	17.4	18.6	AA	AA
	Special Revenue	55.8	56.7	AA	AA

Florida	General Obligation	29.7	29.7	AAA	AAA
	Special Revenue	185.6	187.4	AA	AA

Georgia	General Obligation	31.4	32.6	AAA	AAA
	Special Revenue	121.4	120.5	A	A

Hawaii	General Obligation	18.5	18.8	AA	AA
	Special Revenue	13.9	14.1	AA	A

Illinois	General Obligation	74.8	74.8	AA	AA
	Special Revenue	107.0	107.2	A	A

Indiana	General Obligation	—	—	N/A	N/A
	Special Revenue	136.9	141.5	AA	AA

Iowa	General Obligation	3.3	3.4	AAA	AAA
	Special Revenue	14.1	14.1	AAA	AAA

Kansas	General Obligation	—	—	N/A	N/A
	Special Revenue	39.2	41.3	AA	AA

Kentucky	General Obligation	—	—	N/A	N/A
	Special Revenue	23.8	24.6	AA	AA

Louisiana	General Obligation	4.9	5.1	AA	AA
	Special Revenue	25.2	25.2	A	A

Maine	General Obligation	—	—	N/A	N/A
	Special Revenue	29.8	27.8	AAA	AAA

Maryland	General Obligation	30.1	29.7	AAA	AAA
	Special Revenue	18.6	19.3	AA	AA

WellPoint, Inc.	Exhibit A

Fixed Maturity Investment Securities

General Obligation and Special Revenue Bonds

As of December 31, 2010

(In millions)				Average	Average
State	Investment Type	Amortized Cost	Fair Value	Credit Rating with Financial Guarantee	Credit Rating without Financial Guarantee

Massachusetts	General Obligation	50.2	53.0	AA	AA
	Special Revenue	135.9	140.1	AA	AA

Michigan	General Obligation	13.3	13.5	AA	AA
	Special Revenue	64.2	64.7	AA	AA

Minnesota	General Obligation	65.8	66.9	AAA	AAA
	Special Revenue	22.5	21.7	A	A

Mississippi	General Obligation	1.0	1.1	AA	AA
	Special Revenue	11.7	11.7	A	A

Missouri	General Obligation	9.8	9.5	AAA	AAA
	Special Revenue	59.7	62.3	AA	AA

Montana	General Obligation	—	—	N/A	N/A
	Special Revenue	3.5	3.7	AA	AA

Nebraska	General Obligation	—	—	N/A	N/A
	Special Revenue	28.7	29.6	A	A

Nevada	General Obligation	39.1	39.9	AA	AA
	Special Revenue	13.9	14.1	A	A

New Hampshire	General Obligation	24.0	24.9	AA	AA
	Special Revenue	—	—	N/A	N/A

New Jersey	General Obligation	4.8	4.9	AA	AA
	Special Revenue	124.3	126.7	AA	AA

New Mexico	General Obligation	13.3	13.4	AA	AA
	Special Revenue	48.4	48.0	AA	AA

New York	General Obligation	50.2	51.0	AA	AA
	Special Revenue	266.5	271.5	AA	AA

North Carolina	General Obligation	42.5	42.2	AAA	AAA
	Special Revenue	85.9	84.5	AA	AA

North Dakota	General Obligation	—	—	N/A	N/A
	Special Revenue	1.2	1.2	AA	AA

Ohio	General Obligation	39.6	41.0	AAA	AAA
	Special Revenue	82.4	82.8	A	A

Oklahoma	General Obligation	3.0	3.1	AAA	AAA
	Special Revenue	16.3	16.5	AA	AA

Oregon	General Obligation	18.9	20.2	AA	AA
	Special Revenue	14.6	14.6	AA	AA

Pennsylvania	General Obligation	108.2	111.4	AA	AA
	Special Revenue	70.8	71.1	A	A

Puerto Rico	General Obligation	6.7	6.5	BBB	BBB
	Special Revenue	21.3	21.2	BBB	BBB

Rhode Island	General Obligation	1.0	1.0	AA	AA
	Special Revenue	21.0	21.7	AA	AA

WellPoint, Inc.	Exhibit A

Fixed Maturity Investment Securities

General Obligation and Special Revenue Bonds

As of December 31, 2010

(In millions)				Average	Average
State	Investment Type	Amortized Cost	Fair Value	Credit Rating with Financial Guarantee	Credit Rating without Financial Guarantee

South Carolina	General Obligation	10.5	10.7	AA	AA
	Special Revenue	30.8	31.7	AA	A

South Dakota	General Obligation	—	—	N/A	N/A
	Special Revenue	5.1	5.1	A	A

Tennessee	General Obligation	26.9	27.6	AAA	AAA
	Special Revenue	41.1	41.0	A	A

Texas	General Obligation	273.6	286.6	AAA	AA
	Special Revenue	283.1	291.3	AA	AA

Utah	General Obligation	28.8	30.1	AAA	AAA
	Special Revenue	27.2	28.4	AA	AA

Vermont	General Obligation	2.2	2.2	AAA	AAA
	Special Revenue	—	—	N/A	N/A

Virginia	General Obligation	31.5	32.0	AAA	AAA
	Special Revenue	74.7	76.4	AA	AA

Washington	General Obligation	167.5	170.0	AA	AA
	Special Revenue	145.8	151.1	AA	AA

West Virginia	General Obligation	—	—	N/A	N/A
	Special Revenue	6.6	6.7	A	A

Wisonsin	General Obligation	62.3	66.2	AA	AA
	Special Revenue	51.2	52.0	A	A

Wyoming	General Obligation	—	—	N/A	N/A
	Special Revenue	4.3	4.4	A	A

	Total General Obligation	1,485.7	1,514.4
	Total Special Revenue	3,144.5	3,177.8

	Total	$4,630.2	$4,692.2